SW Innovative Holding’s Inc.

d. b. a. Everybody’s Phone Company

December 21, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel

           Mr. Joshua Shainess

Re:  SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on November 18, 2016

File No. 024-10641

Acceleration Request

Requested Date:

December 28, 2016

Requested Time:

5:00PM Eastern Time

Gentlemen:

SW Innovative Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•      should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the  Company  may  not  assert  the  staff  comments  and  the  declaration  of  qualification as  a  defense  in  any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to Norman George at (713) 268-1610 x 100 or by email to him at: norman@everybodysphonecompany.com

Very truly yours,

SW INNOVATIVE HOLDINGS, INC.

By: /s/Norman George

      Norman George

      President

6666 Harwin, Suite 664

Houston, Texas 77036

(713) 268-1610

(713) 268-1820 fax

www.everybodysphonecompany.com